SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 18, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3, 2002, and amendments thereto, hereby informs its shareholders and the market in general that, on this date, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published ARSESP Resolution 484, which, among other measures:

a) Establishes the application, as of May 11, 2014, of a tariff repositioning index of 5.4408% in relation to current tariffs and an annual efficiency factor (Factor X) of 0.9386%, to be deducted in the upcoming annual tariff adjustments;

b) Allows the concessionaire, given the atypical situation in its market due to the lack of rainfall and the measures to encourage water savings in order to ensure supply, to apply, at a more opportune future date, the repositioning index arising from the tariff revision, proceeding to recalculate and restate the applicable amounts, in order to ensure its economic and financial balance;

c) Establishes that the next annual tariff adjustments will occur on April 11, 2015 and April 11, 2016, with the next tariff revision on April 11, 2017;

d) Approves the following annual tariff adjustment formula, to be applied during the second tariff cycle:

P t = [1 + (IPCA – X)/100] * P t-1  -  FAQ t

1

Where

•        Pt = the average maximum tariff to be applied during year t of the  second tariff cycle;

•        IPCA is the percentage variation in the IBGE’s Expanded Consumer Price Index (IPCA/IBGE) for the period in question;

•        X = the efficiency percentage to be transferred to users at the end of each year t of the second tariff cycle, equivalent to 0.9386%, as defined in Technical Note RTS/004/2014;

•        P t-1 = the average maximum tariff of the previous tariff year whose initial value will be P0;

•        FAQ t =  the quality correction factor, expressed in billed R$/m3, to be defined and applied in the future.

In addition, on April 16, 2014, the Board of Directors, pursuant to item VI of article 13 of the Company’s Bylaws, given the possibility established by ARSESP Resolution 484 of the Company applying a repositioning index arising from the tariff revision on an appropriate and opportune date vis-à-vis its market situation, decided to postpone the application of the repositioning index on an opportune date until the end of December 2014 at the most.

Aiming to preserve the Company’s economic and financial sustainability conditions, the Board of Directors also decided to adjust the 2014 budget by R$900 million by reducing expenses and deferring investments.

The full version of ARSESP Resolution 484 is available in the Investor Relations section of Sabesp’s website.

São Paulo, April 17, 2014.

2

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 18, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.